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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*


                              EMPIRE RESORTS, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  292052 10 7
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                                 (CUSIP Number)

  Robert A. Berman                                Beth J. Rosner, Esq.
 4446 St. Route 42                            Neal, Gerber & Eisenberg LLP
Monticello, NY 12701                              2 N. LaSalle Street
   (845) 794-5300                                      Suite 2300
                                                Chicago, Illinois 60602
                                                     (312) 269-8478
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               NOVEMBER 29, 2005
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 2 of 8 pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    WATERTONE HOLDINGS, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    DELAWARE
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                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    25,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    25,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Less than 0.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 3 of 8 pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    BKB, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    NEW YORK
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    25,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    0
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    25,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     25,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     Less than 0.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 4 of 8 pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    ROBERT A. BERMAN
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    4,302,399
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    25,000
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    4,041,699
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    25,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,327,399
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     16.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 5 of 8 pages
----------------------                                         -----------------


         The following constitutes Amendment No. 6 ("Amendment No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 5 amends the Schedule 13D, as previously amended, as specifically set forth.

         Item 1 is hereby amended and restated as follows:

         ITEM 1. SECURITY AND ISSUER

         The title of the class of securities to which this filing relates is Common Stock, $.01 par value per share (the "Common Stock") of Empire Resorts, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 701 N. Green Valley Parkway, Suite 200, Henderson, Nevada 89074. The Company's telephone number is (702) 990-3355.

         Item 2(b) is amended and restated as follows:

         (b) The business address of Robert H. Berman is 4446 St., Route 42, Monticello, New York 12701.

         Item 2(c) is amended and restated as follows:

         (c) Robert Berman is a private investor. Watertone Holdings, LP is an investment partnership. BKB, LLC is the general partner of Watertone Holdings, LP.

         Item 5(a) is hereby amended and restated as follows:

         (a) Robert A. Berman ("Berman") beneficially owns 4,327,399 shares of Common Stock, constituting approximately 16.3% of outstanding Common Stock (based on 26,305,203 outstanding shares of Common Stock, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005). Berman's total number of shares beneficially owned by him is comprised of (i) 3,209,108 shares of Common Stock owned directly by Berman, (ii) options that are currently exercisable into 281,689 shares of Common Stock, (iii) 811,602 shares of Common Stock held directly by Avon Road Partners, LP, ("Avon") with respect to which Berman is its general partner and
(iv) 25,000 shares of common stock held directly by Watertone Holdings, L.P., ("Watertone") with respect to which BKB, LLC ("BKB") is its general partner. Berman owns 82% of BKB, LLC and serves as its managing member.

         Watertone directly owns 25,000 shares of Common Stock, constituting less than 0.1% of the Company's outstanding Common Stock.

         BKB beneficially owns 25,000 shares of Common Stock, constituting less than 0.1% of the Company's outstanding Common Stock. BKB's total number of shares beneficially owned by it is comprised solely of the 25,000 shares of Common Stock owned directly by Watertone, with respect to which BKB is its general partner.

         Item 5(b) is hereby amended and restated as follows:

         (b) Berman has the sole power to vote 99,098 shares of Common Stock owned directly by Berman which are subject to the pre-paid variable forward sale contract described in Item 5(c). Berman has the sole power to vote, and sole power to dispose of, 3,110,010 shares of Common Stock owned

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 6 of 8 pages
----------------------                                         -----------------


directly by Berman. Berman has the sole power to vote, and sole power to dispose of, the 281,689 shares of Common Stock represented by options that are currently exercisable by Berman. As the sole general partner of Avon, Berman has the sole power to vote 161,602 shares of Common Stock owned directly by Avon, which are subject to the pre-paid variable forward sale contract described in Item 5(c), and the sole power to vote, and sole power to dispose, of 650,000 shares of Common Stock owned directly by Avon.

         Watertone holds 25,000 shares of Common Stock of the Company. BKB is the general partner of Watertone Holdings and Berman holds an 82% controlling interest in BKB and serves as its managing member. As a result, each of Watertone, BKB, and Berman has shared power to vote and shared power to dispose or to direct the disposition of all 25,000 shares of Common Stock of the Company held by Watertone Holdings, L.P.

         Item 4 is amended to add the following:

         The March 7, 2005 transaction and the November 29-December 1, 2005 sales by the Reporting Persons described in Item 5(c) were entered into for investment purposes.

         Item 5(c) is amended to add the following:

         On March 7, 2005, Berman entered into a pre-paid variable forward sale contract (the "Contract") with Bear Stearns & Co., Inc. ("Bear"). Pursuant to the Contract, Berman pledged 260,700 shares of Common Stock of the Company, of which 99,098 shares were held directly by Berman and 161,602 shares were held directly by Avon, to secure his obligations to deliver a maximum of 260,700 shares of common stock on or about March 7, 2009 (the "Settlement Date"). Prior to the Settlement Date, Berman retains voting control over the 260,700 shares subject to the Contract. Under the Contract, Berman and Avon received on or about March 13, 2005 approximately $2,056,741, in proportion to each of their respective holdings, representing approximately 87% of the value of the 260,700 shares of Common Stock on March 11, 2005. Berman could settle this Contract by a cash payment to Bear equal to the product of 260,700 and the market price of the common stock on the Settlement Date (the "Settlement Price") or by the delivery of shares of Common Stock on the Settlement Date as provided below. If the Settlement Price is at or above $12.69 per share (the "Ceiling Price"), Berman would be obligated to deliver on the Settlement Date that number of shares equal to the product of (a) 260,700 and (b) the ratio that is obtained by dividing the sum (x) $10.151 per share (the "Floor Price") and (y) the difference between the Settlement Price and the Ceiling Price, by the Settlement Price. If the Settlement Price is between the Floor Price and the Ceiling Price, Berman would be obligated to deliver on the Settlement Date that number of shares equal to the product of (a) 260,700 and (b) the ratio that is obtained by dividing the Floor Price by the Settlement Price. If the Settlement Price is at or below the Floor Price, Berman would be obligated to deliver 260,700 shares on the Settlement Date. The number of shares of Common Stock to be delivered by Berman is also subject to adjustment in the case of certain antidilutive and extraordinary events and the payment of dividends on the common stock. This transaction was entered into by Berman and Avon for investment purposes.

         The Contract is filed as Exhibit No. 8 to this Amendment No. 6 to the
Schedule 13D and is incorporated herein by reference. The foregoing description of the terms and conditions of the Contract described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

         On November 29, 2005, Avon sold 93,600 shares of Common Stock of the Company in the open market at an average price of $5.70; on November 20, 2005, Avon sold 106,400 shares of Common Stock

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 7 of 8 pages
----------------------                                         -----------------


of the Company in the open market at an average sale price of $5.68 per share and on December 1, 2005, Avon sold 50,000 shares of Common Stock of the Company in the open market at an average sales price of $5.88 per share. These sales were made for investment purposes.

         Item 6 is amended to add the following:

         On March 3, 2005 Berman entered into Amendment No. 1 to Voting Agreement ("Voting Agreement Amendment") with the Transferors in connection with the Company's entering into an Agreement and Plan of Merger and Contribution by and among the Company, Empire Resorts Holdings, Inc. ("Newco"), Empire Resorts Sub, Inc. ("Merger Sub"), Concord Associates Limited Partnership, and Sullivan Resorts, LLC (the "Merger Agreement"). The Merger Agreement amends, restates and supersedes the Letter Agreement. The Voting Agreement Amendment provides that
(i) Berman can pledge up to 50% of his shares of Common Stock of the Company owned directly or indirectly by Berman provided that such pledge does not prevent Berman from voting the shares or fulfilling his obligations under the Voting Agreement and provided that the Transferors shall have the right to purchase all or any of the pledged shares that the secured party intends to cause to be sold at foreclosure or otherwise take title in lieu of foreclosure;
(ii) Berman agrees not to enter into any agreement to dispose of the Newco common stock to be received in the Merger and (iii) Berman agrees to use commercially reasonable efforts to obtain any approvals applicable to Berman under the Hart Scott Rodino Act to the extent required in connection with the Merger Agreement.

         The Voting Agreement Amendment is filed as Exhibit No. 9 to this Amendment No. 6 to the Schedule 13D and is incorporated herein by reference. The foregoing description of the terms and conditions of the Voting Agreement Amendment described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

         See Item 5(c) for a description of the Contract entered into by Berman and Avon.

         Item 7 is hereby amended to add the following exhibits:

         8. Confirmation for Variable Forward Sale Contract dated March 7, 2005 between Robert A. Berman and Bear Stearns & Co., Inc.

         9. Amendment No. 1 to Voting Agreement, dated as of March 3, 2005, by and among Robert A. Berman, Concord Associates Limited Partnership and Sullivan Resorts LLC.

----------------------                                         -----------------
CUSIP No.  292052 10 7                   13D                   Page 8 of 8 pages
----------------------                                         -----------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2005                        WATERTONE HOLDINGS, L.P.

                                                 By:  BKB, LLC
                                                      General Partner


                                                 By:  /s/ ROBERT A. BERMAN
                                                      --------------------------
                                                      Robert A. Berman
                                                      Managing Member


                                                      BKB, LLC


                                                 By:  /s/ ROBERT A. BERMAN
                                                      --------------------------
                                                      Robert A. Berman
                                                      Managing Member



                                                 /s/ ROBERT A. BERMAN
                                                 -------------------------------
                                                 ROBERT A. BERMAN